FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from July 1, 2018 to July 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 9, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2018 to July 31, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on August 9, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of July 31, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	—	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0		0

2.	Status of disposition

as of July 31, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) July 2 July 3 July 4 July 5 July 6 July 10 July 11 July 12 July 17 July 18 July 19 July 20 July 23 July 24 July 25 July 26 July 27 July 30 July 31	249,300 10,000 24,900 5,000 1,000 8,000 51,400 2,500 7,900 17,900 13,500 7,000 3,000 9,000 8,800 4,600 9,000 10,100 121,000	5,314,300 2,985,000 24,900 1,495,000 299,000 2,392,000 2,731,400 300,500 2,090,900 4,782,900 4,036,500 2,093,000 894,000 2,685,000 2,094,800 1,373,600 2,691,000 10,100 3,990,000

Subtotal	—	563,900	42,283,900

Total	—	563,900	42,283,900

3.	Status of shares held in treasury

as of July 31, 2018

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	243,356,197